Jack Levy
Partner
(212) 735-8764
jlevy@morrisoncohen.com
September 18, 2009
VIA EDGAR AND FEDERAL EXPRESS
Ms. Kathleen Krebs, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed on September 1, 2009
File No. 001-33746
Dear Ms. Krebs:
On behalf of TM Entertainment and Media, Inc., a Delaware corporation (“TM”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the Preliminary Schedule 14A for TM (the “Amended Schedule 14A”), including exhibits, in connection with the acquisition by TM of Hong Kong Mandefu Holding Limited (“CME”).
The Amended Schedule 14A incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Theodore S. Green, dated September 11, 2009. For your convenience, we have repeated each comment prior to the response in bold. All references to page numbers in our discussion below each heading are to the pages in the Amended Schedule 14A. The references to page numbers in the headings are to Amendment No. 2 to the Preliminary Schedule 14A filed on September 1, 2009 (the “Original Schedule 14A”).
We are also sending 3 courtesy copies of this letter to you by courier, together with 2 clean and 3 marked copies of the Amended Schedule 14A, marked to show changes from the Original Schedule 14A as filed, and the materials referenced in response 3 below.
General
Summary of the Proxy Statement, page 2
1.	We note your response to comment six from our letter dated August 21, 2009. Please provide disclosure addressing the significance of the listed advertisers to CME or indicate that you do not know the extent to which the listed advertisers have purchased advertising time on your advertising network. You should not prominently highlight only well-known companies if they are not representative of your typical advertisers.
We have made the requested changes. Please see pages 3 and 106.
Conditions to Closing, page 5
2.	Please clearly explain the conditions to closing that involve the permitted financing and working capital requirement in a manner that is easier to understand. Explain the purpose of the permitted financing.

We have made the requested changes. Please see pages 5 and 86–87.
The Charter Amendment and Authorized Share Increase Proposal, page 7
3.	Disclose that the increase in authorized shares of common stock is necessary to have sufficient shares to issue in the transaction including the potential earn-out shares. Also disclose that the additional authorized shares could be used in securing shareholder votes on the transaction, including through a “permitted financing.”

We have made the requested changes. Please see pages 8 and 97.
Required Vote, page 9
4.	Please disclose the total amount that could be paid to purchase Bulldog’s shares after the transaction is consummated.

We have made the requested changes. Please see pages 9–10 and 61.
Actions that May be Taken to Secure Approval of TM’s Stockholders, page 10
5.	Please disclose that the share exchange agreement already expressly contemplates a $50 million “permitted financing” to help secure shareholder approval. Disclose briefly the various methods the company could use to secure shareholder approval through a permitted financing. Disclose that this is in addition to the forward contract to purchase Bulldog’s shares after the transaction. Disclose the number and percentage of shares that you could potentially purchase for $50 million and the potential impact on the vote required to approve the transaction with CME.

We have made the requested changes. Please see pages 10–11 and 62.

6.	If TM or CME (or any party acting on behalf of TM or CME) enters into any agreements with existing stockholders who have indicated, or are believed to have indicated, an intention to vote against the Transaction Proposal, thereby requiring TM or CME to purchase shares, please reflect such agreements in your pro forma financial statements as appropriate.

Other than such agreements already disclosed in the Amended Schedule 14A, as of the date hereof there are no such agreements.

7.	We note your response to comment 11 from our letter dated August 21, 2009. As previously requested, please revise your disclosure in this section to indicate that TM stockholders may not have time to consider the impact of the purchase of TM’s common stock by TM, CME or affiliates of TME and CME before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy). Disclose that these actions to secure shareholder approval could materially impact the amount of funds available, the amount of outstanding debt and the relative ownership of the combined company following the business combination.

We have made the requested changes. Please see page 11.
Background of the Transaction, page 65
8.	We note your response to comment 12 from our letter dated August 21, 2009. Please expand your disclosure to discuss in more detail the negotiations regarding the minimum working capital TM is required to deliver at the closing. Such disclosure should address why the parties did not negotiate this requirement until April 2009, which is significantly later than the parties’ execution of the letter of intent.

We have made the requested changes. Please see page 71.
Recommendation of the Board of Directors and Reasons for the Transaction, page 70
9.	We note your responses to comments 14 and 16 from our letter dated August 21, 2009 and your revised disclosure on pages 69, 70 and 71. Please expand your disclosure to provide all of the information required by Item 1015(b) of Regulation M-A regarding the financial model prepared by Pali on. December 10, 2008 and the presentation provided by Pali on April 23, 2009. For example, disclose the price to earnings multiples, enterprise value to revenue multiples, enterprise value to EBITDA multiples and capital structures of each comparable company the board of directors considered, as well as the relevant multiples in TM’s transaction with CME. Disclose Pall’s findings or recommendations. Also disclose any projections provided by the management of CME that were used in these financial analyses, or advise us why they are not material. Such disclosure should include the bases for and the nature of the material assumptions underlying the projections. To the extent that the TM board of directors conducted its own analyses, provide similar disclosure with respect to its analyses.

We have made the requested changes. Please see pages 69 and 72.

10.	Discuss how the TM board considered the Pali analyses, particularly the implied valuation findings presented by Pali on April 23, 2009, in determining whether to recommend the transaction.

We have made the requested changes. Please see page 73.

11.	Explain in the second bullet point on page 70 how “CME has an attractive valuation, relative to its public comparables on a price to earnings multiple basis, give its future prospects mid those of the industry.”

We have made the requested changes. Please see page 73.

12.	Discuss the TM board’s consideration of the actions that it might take to secure the approval of the transaction, including that it was not disclosed in the IPO prospectus that the trust funds may be used to secure approval of the vote and the impact on the amount of funds available, the amount of outstanding debt and the relative ownership of the combined company following the business combination.

We have made the requested changes. Please see page 74.
Satisfaction of Requirement that that the Transaction has a Fair Market Value Equal to at least 80% of TM’s Net Assets, page 72
13.	We note your response to comment 15 from our letter dated August 21, 2009 and your revised disclosure that the TM board of directors determined that the 80% requirement was met based solely on its evaluation of the consideration to be paid in the transaction. Please highlight the conflicts of interest that TM’s management and board of directors had in negotiating the transaction on behalf of TM, which resulted in the value at’ the consideration being paid by TM exceeding 80% of TM’s net assets. In addition, expressly state, if true, that the TM board of directors did not consider Pali’s implied valuation presented to the board on April 23, 2009 in making its determination that the 80% requirement was met.

We have made the requested changes. Please see page 75.
The Authorized Share Increase Proposal, page 91
14.	Please disclose the number of authorized and unreserved shares the company would have after the transaction. Discuss the potential anti-takeover and other effects of having a significant number of authorized but unreserved shares. Discuss any potential plans for the newly authorized shares, such as for use in securing shareholder votes on the transaction in a “permitted financing.”

We have made the requested changes. Please see page 97.
CME’s Management’s Discussion and Analysis of Financial Condition, page 122.

Liquidity and Capital Resources, page 143
15.	Please discuss and quantify the potential impact on CME’s liquidity and capital resources that could result from entering into a forward contract to purchase Bulldog’s shares and a permitted financing to secure shareholder approval of the transaction.

We have made the requested changes. Please see page 150.
In addition to the changes made in response to the above comments, (i) we have updated CME’s quarterly financial statements and the pro forma information, and (ii) we have added a new proposal to approve an interim amendment to TM’s certificate of incorporation (A) to eliminate the requirement that no more than 30% of the public shares vote against the proposed transaction, and (B) to provide that all holders of public shares who vote with respect to the transaction (whether they vote for or against) will have the right to seek conversion of their shares if the proposed transaction is consummated. We have revised the Original Schedule 14A throughout to reflect the addition of this proposal.
Should you have any questions regarding the foregoing, please do not hesitate to contact Jack Levy at (212) 735-8764 or Eitan Tabak at (212) 735-8628.
Sincerely,
/s/ Jack Levy
Jack Levy

cc:	Mitchell Nussbaum, Esquire, Counsel, Hong Kong Mandefu Holding Limited Theodore S. Green, Chairman and Co-CEO, TM Entertainment and Media, Inc. Malcolm Bird, Co-CEO, TM Entertainment and Media, Inc.

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